UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

15/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People’s Republic of China

+86 10 58732560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Jianzhi Education Technology Group Company Limited Announces Changes to the Board of Directors

BEIJING, January 5, 2026 — Jianzhi Education Technology Group Company Limited (NASDAQ: JZ) (the “Company” or “Jianzhi”) today announced the appointment of (i) Mr. Longquan Zhu as an independent director to its board of directors (the “Board”) and a member of the audit committee of the Board, effective January 5, 2026, and (ii) Mr. Keikyo Haribayashi as chair of the audit committee of the Board, effective January 5, 2026.

Mr. Longquan Zhu serves as an independent director of the Company. Mr. Zhu has over twenty years of experience in information technology and enterprise management, with a profound professional background and extensive practical expertise in software development, IT services, digital solutions, and related fields. In April 2008, Mr. Zhu founded Eastsoft Inc. and has served as the core executive person, overseeing long-term strategic planning, technology roadmaps, operational management, and the implementation of major projects. Mr. Zhu also possesses practical experience in corporate governance, internal controls, and risk management, with a deep understanding of compliance management and business model development for technology enterprises. Mr. Zhu obtained a bachelor’s degree in engineering from Wuhan University.

Mr. Keikyo Haribayashi serves as chair of the audit committee of the Board. Mr. Haribayashi was appointed as an independent director of the Company on September 18, 2018. Mr. Haribayashi joined EPS Holdings Inc. (TOPIX: 4282) and worked as a manager of business strategy department global business management office. From January 2016 to March 2018, Mr. Haribayashi served as manager of business planning division of SRA Holding Inc. (TOPIX: 3817). From August 2001 to January 2016, Mr. Haribayashi worked as manager of finance and accounting division of CAICA Inc (TOPIX: 2315). Prior to that, Mr. Haribayashi worked as senior associate at KPMG Peat Marwick from April 1995 to July 2001. Mr. Haribayashi graduated from Fuzhou University with a bachelor’s degree in accounting in July 1989 and graduated from Yokohama National University with a master’s degree in business administration in March 1995.

The Company also announced the resignation of Mr. Man Lung Everett Chui as an independent director of the Company, effective January 5, 2026. Such resignation did not result from any disagreement with the Company.

After the changes, the Board will consist of five members, including three independent directors.

Forward-Looking Statements

This current report on Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this current report is as of the date of this current report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

For investor and media inquiries, please contact:

Jianzhi Education Technology Group

Corporate Communications

Phone: +86 10 5873 2560

Email: jianzhi@jiuye.net

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Peixuan Wang
Name:	Peixuan Wang
Title:	Chairwoman of the Board

Date: January 5, 2026

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